UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                         IDC to Exercise Kolwezi Option

Trading: TSE:AMZ and AIM:AAA


LONDON, U.K. (December 2nd, 2004) -- Adastra Minerals Inc. ("Adastra" or "the Company") today announced that the Industrial Development Corporation of South Africa ("the IDC") has decided to exercise its option to earn a 10% equity interest in Kingamyambo Musonoi Tailings Sarl, ("KMT"). KMT owns 100% of the Kolwezi Tailings Deposits ("Kolwezi" or "the Project") in the Democratic Republic of Congo ("DRC"). The exercise of the IDC option is subject to the receipt of the necessary exchange control permissions from the South African Reserve Bank.

"This is an extremely important step forward in the development of the Kolwezi Project," said Tim Read, President and CEO of Adastra. "The IDC will be a powerful and constructive partner, bringing considerable financial resources both as an equity shareholder and potentially a lender. It will also bring its extensive experience in the financing and development of large natural resource projects in southern Africa (such as the Mozal and Hillside aluminium smelters) to the development of Kolwezi, which is expected to bring substantial economic and social benefits to the DRC. This investment will help ensure that the Project is able to reach a go-ahead decision by end 2005."

The current share-holdings in KMT, a DRC-registered company, are:

Congo Mineral Developments (wholly owned by Adastra)                 82.5%
Government of the DRC ("GDRC")                                        5.0%
Gecamines, the DRC parastatal                                        12.5%

Following the exercise of the option, the share-ownership of KMT will be as follows:


     Capital Structure              Shareholders                                     Ownership

     Class of        % of KMT                                                   % of class       % of KMT
     Shares

     A                5.0           Government of the DRC                        100.0               5.0
     B                12.5          Gecamines                                    100.0              12.5
     C                82.5          Congo Mineral Developments                    87.9              72.5
                                    IDC                                           12.1              10.0
                     -----                                                                         -----
                     100.0                 Total                                                   100.0

                                                          [COMPANY LOGO OMITTED]


The IDC will pay for its shareholding in KMT by meeting all allowable expenditures on the Project after the date of exercise until it has earned its 10% interest in the Project; thereafter, the IDC will meet its share of equity expenditures on the Project in proportion to its percentage ownership of the Class C shares.

"The IDC is extremely excited by the prospect of holding equity in KMT through exercising our option. This dovetails well with our mandate and mission to contribute to the generation of balanced, sustainable economic growth in Africa in line with the imperatives of the New Partnership for Africa's Development, NEPAD. Furthermore, our participation gives us a foothold in the Great Lakes region, which has a myriad of untapped natural resources that could benefit and contribute to peace and prosperity in that part of the continent", said the IDC's Acting CEO and President, Raisibe Morathi.

A further identical option for up to 12.1% of the Class C shares (from Adastra's shareholding), equivalent to a 10% interest in the Project, continues to be held by the International Finance Corporation, a member of the World Bank Group.

About the Industrial Development Corporation of South Africa

The IDC is a self-financing, South African state-owned national development finance institution that provides financing to entrepreneurs engaged in competitive industries. It follows normal company policies and procedures in its operations, pays income tax at corporate rates and dividends to its shareholder, and reports on a consolidated basis, with its annual report freely available to the public. Its primary objectives are to contribute to balanced sustainable economic growth in Africa and to the economic empowerment of the South African population, thereby promoting the economic prosperity of all citizens of the African continent.

About the Kolwezi Project

Adastra's Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on AIM in London under the symbol "AAA". It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the Kipushi zinc mine in the DRC. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.
                                                                          Page 2

                                                          [COMPANY LOGO OMITTED]
~ Ends ~


Contact us:


London

Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com


North America

Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com




This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                  FORM 51-102F3
                             Material Change Report

Item 1.  Name and Address of Company

                  Adastra Minerals Inc. (the "Company")
                  Suite 950 - 1055 West Georgia Street
                  Vancouver, BC  V6E 3P3

Item 2.  Date of Material Change

                  December 2, 2004

Item 3.  News Release

                  The News Release dated December 2, 2004 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced that the Industrial Development Corporation of South Africa ("the IDC") has decided to exercise its option to earn a 10% equity interest in Kingamyambo Musonoi Tailings Sarl, ("KMT"). KMT owns 100% of the Kolwezi Tailings Deposits in the Democratic Republic of Congo. The exercise of the IDC option is subject to the receipt of the necessary exchange control permissions from the South African Reserve Bank.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  Tim Read, President
                  44-207-355-3552

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 2nd day of December, 2004.

                                  SCHEDULE "A"

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                         IDC to Exercise Kolwezi Option

Trading: TSE:AMZ and AIM:AAA

LONDON, U.K. (December 2nd, 2004) -- Adastra Minerals Inc. ("Adastra" or "the Company") today announced that the Industrial Development Corporation of South Africa ("the IDC") has decided to exercise its option to earn a 10% equity interest in Kingamyambo Musonoi Tailings Sarl, ("KMT"). KMT owns 100% of the Kolwezi Tailings Deposits ("Kolwezi" or "the Project") in the Democratic Republic of Congo ("DRC"). The exercise of the IDC option is subject to the receipt of the necessary exchange control permissions from the South African Reserve Bank.

"This is an extremely important step forward in the development of the Kolwezi Project," said Tim Read, President and CEO of Adastra. "The IDC will be a powerful and constructive partner, bringing considerable financial resources both as an equity shareholder and potentially a lender. It will also bring its extensive experience in the financing and development of large natural resource projects in southern Africa (such as the Mozal and Hillside aluminium smelters) to the development of Kolwezi, which is expected to bring substantial economic and social benefits to the DRC. This investment will help ensure that the Project is able to reach a go-ahead decision by end 2005."

The current share-holdings in KMT, a DRC-registered company, are:

Congo Mineral Developments (wholly owned by Adastra)               82.5%
Government of the DRC ("GDRC")                                      5.0%
Gecamines, the DRC parastatal                                      12.5%

Following the exercise of the option, the share-ownership of KMT will be as follows:



     Capital Structure              Shareholders                                     Ownership

     Class of        % of KMT                                                   % of class       % of KMT
     Shares
     A                  5.0         Government of the DRC                        100.0              5.0
     B                 12.5         Gecamines                                    100.0             12.5
     C                 82.5         Congo Mineral Developments                    87.9             72.5
                                    IDC                                           12.1             10.0
                      -----                                                                       -----
                      100.0                    Total                                              100.0

[GRAPHIC OMITTED][GRAPHIC OMITTED] The IDC will pay for its shareholding in KMT by meeting all allowable expenditures on the Project after the date of exercise until it has earned its 10% interest in the Project; thereafter, the IDC will meet its share of equity expenditures on the Project in proportion to its percentage ownership of the Class C shares.

"The IDC is extremely excited by the prospect of holding equity in KMT through exercising our option. This dovetails well with our mandate and mission to contribute to the generation of balanced, sustainable economic growth in Africa in line with the imperatives of the New Partnership for Africa's Development, NEPAD. Furthermore, our participation gives us a foothold in the Great Lakes region, which has a myriad of untapped natural resources that could benefit and contribute to peace and prosperity in that part of the continent", said the IDC's Acting CEO and President, Raisibe Morathi.

A further identical option for up to 12.1% of the Class C shares (from Adastra's shareholding), equivalent to a 10% interest in the Project, continues to be held by the International Finance Corporation, a member of the World Bank Group.

About the Industrial Development Corporation of South Africa

The IDC is a self-financing, South African state-owned national development finance institution that provides financing to entrepreneurs engaged in competitive industries. It follows normal company policies and procedures in its operations, pays income tax at corporate rates and dividends to its shareholder, and reports on a consolidated basis, with its annual report freely available to the public.

Its primary objectives are to contribute to balanced sustainable economic growth in Africa and to the economic empowerment of the South African population, thereby promoting the economic prosperity of all citizens of the African continent.

About the Kolwezi Project

Adastra's Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About Adastra Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on AIM in London under the symbol "AAA".

It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the Kipushi zinc mine in the DRC. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

                                                          [COMPANY LOGO OMITTED]
~ Ends ~


Contact us:

London
Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com



This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                   ADASTRA IS "AAA" ON TORONTO STOCK EXCHANGE

For Release On December 3, 2004

Trading: TSX:AAA, AIM:AAA

LONDON, U.K. (December 3, 2004) Adastra Minerals Inc ("the Company") today announces that the Company's ticker on the Toronto Stock Exchange has changed from AMZ to AAA.

The change of ticker on the TSX follows the Company's change of name in May 2004 from America Mineral Fields Inc to Adastra Minerals Inc. At that time "AAA", which is already the Company's ticker on AIM in London, was not available on the TSX. The Company now has the same ticker - "AAA" - on both the Toronto Stock Exchange and AIM.

About Adastra

Adastra is an international mining company, and is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

London

Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

                                                          [COMPANY LOGO OMITTED]


This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     ADASTRA MINERALS INC.
                                                     ---------------------------
                                                     (Registrant)


Date   December 3, 2004

                                            By:
                                                     /s/  Paul C. MacNeill
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director